

June 27, 2012

Via E-mail
Anthony P. Muratore
President
XR Energy Inc.
373 Smithtown Bypass, Suite 198
Hauppauge, New York 11788

Re: XR Energy Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 18, 2012
File No. 333-178156

Dear Mr. Muratore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 24

Business, page 25

1.   We note you have not revised your disclosure in response to comment 6 of our letter dated June 11, 2012. We therefore reissue our prior comment. We note you indicate on page 26 that you will receive fees for consulting services. Please revise to expand your disclosure regarding these fees.

<u>Management's Discussion and Analysis of Financial Condition…, page 29</u>

<u>Liquidity and Capital Resources, page 33</u>

2.   We note your response to comment 9 of our letter dated June 11, 2012 in which you have revised your registration statement to disclose the note executed by Mr. Muratore which provides the Company with the ability to borrow up to $25,000 from Mr. Muratore. We further note you indicate in your response that this note was filed as exhibit 4.1. We are unable to locate this exhibit. Please file the note as an exhibit or tell us why you are not required to do so.

<u>Part II- Information Not Required in Prospectus</u>

<u>Recent Sales of Unregistered Securities, page 41</u>

3.   We note your response to comment 12 of our letter dated June 11, 2012 and we reissue our prior comment. If the company was relying upon Regulation D when offering and selling the securities, then please file a Form D as required by Regulation D or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Tom Kluck, Legal Branch Chief, at 202-551-3233 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: David Lubin
       Via E-mail